Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GACW Incorporated

3100 West Ray Road, Suite 201
Chandler, AZ 85226
https: //globalaircylinderwheels.com/

Up to $3,089,138.50 in Common Stock at $3.50
Target Offering Amount: $10,003 (2,858 shares)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to March 31st, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

The Intermediary, and its affiliates charge activation fees of $10,000, an 8.5% commission on the proceeds, and monthly subscription of $2,000, for the maintenance of the platform infrastructure.

Company:

Company: GACW Incorporated

Address: 3100 West Ray Road, Suite 201, Chandler, AZ 85226

State of Incorporation: Arizona

Date Incorporated: November 26, 2019

Terms:

Equity

Offering Minimum: $10,003 I 2,858 shares of Common Stock

Offering Maximum: $3,089,138.50 I 882,611 shares of Common Stock

Type of Security Offered: Common Stock

Purchase Price of Security Offered: $3.50

Minimum Investment Amount (per investor): $1,031, which includes a $30 Investor Processing Fee.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investors will be required to pay an Investor Processing Fee of $30 to the Company at the time of the subscription to help offset transaction costs for each subscription whose total purchase amount is less than $2,500. The Broker will receive a cash commission on this fee.   If all investors purchased at the minimum investment amount, the total Investor Processing Fee collected by the Company would be $92,580.

KEY INVESTMENT HIGHLIGHTS

Revolutionary Product: The Air Suspension Wheel (ASW), a non-pneumatic wheel assembly for large off the road mining trucks, providing enhanced safety, durability and environmental benefits.

Patent Portfolio: 14 issued patents, numerous PCT applications filed, covering innovative wheel assembly technology, and numerous issued patents globally.

Market Potential: According to Imarc Group, the global Off The Road (OTR) tire market, as of 2023, was valued at US$30.9 billion and will increase at a CAGR of 4.5% from 2024 to 2032. (www.imarcgroup.com)

Strategic Partnerships: Collaborations with global mining companies for field testing and potential commercial opportunities.

Voting Rights of Securities Sold in this Offering:

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and
(iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Investor Based:

Existing Investors – 5% bonus shares

Time-Based:

First 30 days I 5% bonus shares

Next 30 days I 2% bonus shares

Amount Based:

   USD 2,500 investment, 5% bonus shares

   USD 5,000 Investment, 7% bonus shares

   USD 10,000 Investment, 9% bonus shares

   USD 25,000 Investment, 12% bonus shares

   USD 50,000 Investment, 15% bonus shares

* All perks occur after the offering is completed. For the time-based perks, the 1st 30 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System and concludes on the 30th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)). The 2nd 30 days begins at the conclusion of the 1st- 30 days.

The Company and its Business

Company Overview

GACW Incorporated, a private "C" corporation organized in Arizona, has designed, engineered and field tested a non-pneumatic wheel assembly called the Air Suspension Wheel (ASW). The patented technology replaces the traditional rubber tire, rim and chains used on large Off-The-Road mining trucks. GACW employs one (1) person, utilizes the services of third-party contractors, contracts third party fabrication and sells through distributors located around the world. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels. The ASW solves a myriad of problems inherent with rubber tires: overheating, explosions, rapid wear and tear, expense, excessive maintenance costs, and environmental disasters. Other verticals are being pursued as well, including military and commercial trucking.

The Company has assembled a patent portfolio of fourteen (14) JTBC] issued patents - 9,399,370, 10987969, 10987970, 10987971, 11,173,744, 11,279,170, 11,135,871, 11,325,417, 11,458,759, 11,458,760, 11,544,606, 11,565,552, 11,590,795 and D960,084 - related to 'Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has numerous PCT applications filed.

The Company initially formed as 2017, LLC in Arizona on April 2, 2004 and reorganized as GACW Incorporated on November 26, 2019.

Competitors and Industry

The overall global tire market was estimated to be worth approximately $504 billion in 2022 and is projected to reach $928 billion by 2033 with projected CAGR of 6.3% between 2023-2033 (source: https://www.futuremarketinsights.com/reports/automotive-tires-market). The non-pneumatic wheel industry is broken down into various categories: (1) small wheels for gardening, wheelbarrows, golf carts; (2) mid- size wheels for cars, ATVs; (3) large wheels for tractors and construction equipment; and (4) extra-large wheel market, or Off-the-Road (OTR), for mining trucks.

Key Trends in the OTR Market

1. Construction and Mining: The construction and mining industries are the largest consumers of OTR tires, driven by increasing infrastructure projects and mining activities globally.

2. Agriculture: The agricultural sector significantly contributes to the demand for OTR tires, with the need for durable tires for tractors and other farming equipment.

3. Technological Advancements: Innovations in tire technology, such as the development of green tires and increased use of radial tires for better fuel efficiency, safety, and performance, are driving the market.

4. Regulatory Compliance and Sustainability: There is a growing emphasis on environmental regulations and the need for sustainable tire disposal and recycling practices.

5. Geographical Demand: Asia-Pacific is a leading region due to rapid industrialization, urbanization, and substantial infrastructure development in countries like China and India.

How GACW Will Become the Leader in the OTR Market

1. Innovative Technology: GACW's air suspension wheels (ASW's) offer a significant technological advantage over traditional OTR tires. By emphasizing the safety, performance, and environmental benefits of its airless mechanical wheels, GACW will differentiate itself in the market.

2. Target Key Sectors: Focusing on key sectors such as mining, agriculture and military applications where the demand for durable and high-performance tires is greatest.

3. Sustainability Initiatives: Emphasizing the echo friendly aspects of GACW's products, such as recyclability and reduced emissions, aligns with the growing trend towards sustainability in the industry.

4. Strategic Partnerships and Alliances: Forming partnerships with major equipment manufacturers and expanding distribution networks will help GACW increase market penetration.

5. Research & Development Investment: Continuous investment in research and development to improve product offerings and staying ahead of technological advancements will be essential.

6. Regulatory Compliance: Ensuring that all products meet the necessary safety and environmental regulations will build trust and reliability among end users.

By leveraging these strategies, GACW will position itself as a leader in the growing OTR tire market, capitalizing on the industries evolving needs and trends.

GACW possesses the only viable non-pneumatic solution available at this time (source: https:i/www.polarismarketresearch.com/industry-analysis/otr-tire-market). The mid-size and large markets are being pursued as well through collaboration agreements with large manufacturing partners. These markets have tremendous competition with solid tires and airless tires being innovated and produced by global tire companies.

Other companies are investing in wheel technology, but none of these companies has developed an Air Suspension Wheel and none of these companies has developed a game changing wheel technology for the mining industry. Here are some of the key competitors:

1. Michelin Uptis. Michelin, in collaboration with General Motors, has developed the Uptis (Unique Puncture Proof Tire System) prototype. Uptis is designed for passenger vehicles, offering advantages like reduced risk of flats, maintenance free operation, and environmental benefits by reducing raw material usage and waste. Michelin aims to commercialize Uptis by mid-2025 and is testing it on vehicles such as the Chevrolet Bolt and potentially Tesla vehicles. Michelin's Uptis tire system does not compete with GACW's air suspension wheels.

2. Bridgestone. Bridgestone is also developing airless tire technology for passenger vehicles, focusing on sustainable materials and recyclability. Bridgestone's airless tire aims to eliminate the need for maintenance and address environmental concerns associated with traditional pneumatic tires.

3. Goodyear. Goodyear has developed non pneumatic tires for various applications, including autonomous delivery robots by Starship Technologies. These airless tires are designed to extend tire life and reduce maintenance. Again, these tires do not compete with GACW's air suspension wheels.

4. The SMART Tire Company. This company, in partnership with NASA, is developing airless tires using shape memory alloys. Their METL bicycle tire, which won a CES innovation award, is one of their commercial products. They're working on bringing this technology to various vehicle types, including electric and autonomous vehicles. Again, this technology does not compete with GACW.

Comparative Analysis

Innovation and Technology. GACW's airless mechanical wheels within wheels pneumatic suspension stand out in the heavy-duty vehicle sector, especially for mining applications. Michelins Uptis and Bridgestone airless tires focus on passenger and commercial vehicles, emphasizing sustainability and reduced maintenance costs. Goodyears non-pneumatic tires cater to autonomous robots rather than OTR applications.

Environmental Impact. Both Michelin and Bridgestone emphasize environmental benefits through reduced raw material usage and recyclability. GACW also highlights environmental benefits by eliminating rubber tire waste and reducing emissions, which are critical for mining operations.

Market Readiness. Michelin and Goodyear are in advanced stages of testing their airless tires with plans for market introduction. The SMART Tire Company is gearing up to launch its product soon. GACW has already tested its wheels in various countries, showing practical readiness for heavy duty use in the mining sector.

These competitors showcase the diverse applications and advancements in airless tire technology, with each focusing on different market needs and environmental goals. GACW's specialization in the OTR and heavy-duty sector provides a unique position compared to other companies targeting passenger and commercial vehicles.

GACW believes there is no other company that offers a solution like its Air Suspension Wheel for massive mining vehicles and equipment. GACW is of the opinion that dominant players in the tire industry in general are the Company's biggest potential competitors due to their potential ability to possibly sway mining companies away from GACW's technology.

Current Stage and Roadmap

From the initial concept in 2011, the Air Suspension Wheel technology has been designed, engineered, manufactured, and field tested. Since 2016, five field tests at mine sites have been conducted with data procurement to enhance structural components and tread composition.

To facilitate more investment, in 2019 the company changed the corporate structure from a limited liability company to a "C" corporation and changed its name from 2017 LLC dba Global Air Cylinder Wheels to GACW Incorporated.

The Company is currently working through the Risk Assessment protocols with two global mining companies. The trials include testing multiple wheel configurations in consideration of future commercial opportunities with these mining companies.

The Company's plans for the year 2024 include: a) securing three (3) purchase orders for up to eighteen (18) wheels to be field tested with global mining companies, (c) installing four (4) CAT 994 wheels on a mine site in Australia, (d) hiring a Chief Technical Officer and a Chief Operations Officer, (e) testing CAT 994, 777 and 793 wheels, (f) commencing sales of the ASW for CAT 777 wheels, (g) continuing the growth of the Company's patent portfolio, (h) signing a R&D project agreement with a major mining OEM and mining company, (i) exploring over the road applications, (k) continuing to negotiate with potential licensees for the Company's intellectual property, and (l) continuing to develop relationships with strategic partners. Testing, purchase orders and licensing are estimated to generate $3 million in revenue in 2024.

The Company has been granted fourteen (14) patents and has 76 international patent applications in process. These applications are particularly made in industrialized or major mining countries.

The Team

The Company has one (1) employee.

Officers and Directors

Name: Dr. Zoltan Kemeny

Dr. Zoltan Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, and Treasurer

Dates of Service: April 01, 2004 - Present

Responsibilities: Engineering and overall direction of company. Salary: $174,000 (annual); Stock Options: 262,500 (Year 2020), 131,250 (Year 2021).

Position: Director

Dates of Service: November 26, 2019 - Present

Responsibilities: Work jointly with other directors on material decisions

Other business experience in the past three years: None.

Name: Harmen van Kamp

Harmen van Kamp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: May 01, 2016 - Present

Responsibilities: Marketing and Sales. Salary: $132,000 (annual); Stock Options: 150,000 (Year 2020), 75,000 (Year 2021).

Position: Director

Dates of Service: April 01, 2021 - Present

Responsibilities: Part of the management team

Name: Rodrigo Pinheiro

Rodrigo Pinheiro's current primary role is with the Issuer.

Position: Chief Technical Officer (CTO)

Dates of Service: 19th of July 2024 - Present

Responsibilities: Technical Oversight and Product Development. Salary: $252,000 (annual). A part of the compensation is paid out in common stock.

Rodrigo currently works ½ time

Other business experience in the last 3 years: Vice President of Engineering at Click Bond.

Name: Darryl Crowder

Darryl Crowder's current primary role is with the Issuer.

Position: Chief Operating Officer (COO)

Dates of Service: 1st of November 2023 - Present

Responsibilities: Oversee the operations of the Company. Salary: $252,000 (annual). A part of the compensation is paid out in common stock.

Other business experience in the last 3 years: GM at Brownfield Engineering

Name: Mark Keenan

Mark Keenan's current primary role is with the Issuer as a Director. Mark Keenan currently serves 1 hour per week in his role with the Issuer.

Positions and offices currently held with the Issuer:

• Position: Director
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Board participant. Salary: $0, no equity compensation.

Other business experience in the past three years: Co-founder and Chairman Emeritus of KHS&S, a construction and design firm based in Orlando, Florida.

Name: Maria Kemeny

Maria Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• **Position: Secretary**
  Dates of Service: May 01, 2014 - Present
  Responsibilities: GACWs registered secretary. Salary: $0, no equity compensation.

Other business experience in the past three years: None.

Name: Jan Lorant

Jan Lorant's current role with the Issuer is Chairman of the Board of Directors and Director. Jan currently serves four (4) hours per week in his role with the Issuer. Positions and offices currently held with the issuer:

• Position: Chairman of the Board of the Issuer, Director
  Dates of Service: January 31, 2022 - Present
  Responsibilities: Advisor on business strategy. Salary: $0, plus 150,000 stock options under the ESOP vesting over four years.

Other business experience in the past three years: • Employer: Gabor Lorant Architects Inc.

  Title: Owner/Principal
  Dates of Service: March 01, 1987 - Present
  Responsibilities: President and lead designer, providing architectural and
  engineering services to federal, state, and municipal entities.

Other business experience in the past three years:

• Employer: Lorant Group Inc.
  Title: President
  Dates of Service: January 01, 1990 - Present
  Responsibilities: Manage the operations and the design/marketing of products.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the "off the road" wheel and tire industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering Common Stock in the amount of up to $3,089,138.50 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in Use of Proceeds.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Given the current interest rate market, it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of Product.

All of our current products are variants of the Air Suspension Wheel. Our revenues are therefore dependent upon the market for the sale of Air Suspension Wheels.

We may never have an operational product.

It is possible that there may never be a fully operational Air Suspension Wheel or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Our products are still in prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured prototypes for our Air Suspension Wheel. These prototypes have undergone testing. Delays or cost overruns in the development of our Air Suspension Wheel and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. *You are trusting that management will make the best decision for the company* You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker Securities instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our Products could fail to achieve the sales projections we expected.

 Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than we do, or superior products than what we developed. Competitors may render our technology or products obsolete or the products we develop will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.

GACW Incorporated was formed on November 26th, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GACW Incorporated has incurred a net loss and has had limited revenue generated since inception. There is no assurance that we will be profitable in the next 5 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.

The Company has a short history, few customers, and effectively no regularly recurring revenue. If you are investing in this company, it's because you think that Air Suspension Wheel is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to properly protect.

One of the Company's most valuable assets is its intellectual property. The Company's owns thirteen patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable.

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not he able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell our product is dependent on the outside government regulation such as the Bureau of Industry and Security (BIS) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Common Stock at $3.50 per share, plus a $30 Investor Processing Fee on all investments made below $2,500. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of the Company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Zoltan Kemeny	45,460	Common Stock	25.22%
Dr. Zoltan Kemeny	5,735,568	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 882,611 shares of Common Stock.

The amount of common stock authorized is 20,000,000 with a total of 13,524,400 outstanding, excluding outstanding warrants and issued options.

Voting Right of Common Stock

1 vote per share. The Corporation also has the authority to issue shares of Common Stock with such voting rights as the Corporation deems appropriate. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding does not include 22,600 shares that may be issued pursuant to outstanding warrants.

The total amount outstanding includes 859,688 shares that may be issued pursuant to outstanding options.

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.

Voting Rights of Preferred Stock

1.25 votes per share

Material Rights: Sunset provision of 1.03 conversion rate to common stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go lip. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

In an IPO;

To the Company;

To an accredited investor; and

To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity Final amount sold: $3,357,879.00
Number of Securities Sold: 1,918,788
Use of proceeds: Working Capital/R&D
Date: May 04, 2022
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $18,000.00
Number of Securities Sold: 28,428
Use of proceeds: Working Capital
Date: January 3, 2022
Offering exemption relied upon: 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $20,125.00
Number of Securities Sold: 12,650
Use of proceeds: Working Capital
Date: January 28, 2022
Offering exemption relied upon: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $10,149.68
Number of Securities Sold: 5,780
Use of Proceeds: Working Capital
Date: August 17, 2022
Offering Exemption Relied On: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $429,899.60
Number of Securities Sold: 860,249
Use of Proceeds: Working Capital
Date: October 2, 2022
Offering Exemption Relied On: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $(Wheels Debt Repayment)
Number of Securities Sold: 1,914,054
Use of Proceeds: Debt Repayment
Date: November 15, 2022

Offering Exemption Relied On: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $945,020.88
Number of Securities Sold: 452,256
Use of Proceeds: Working Capital
Date: November 24, 2022
Offering Exemption Relied On: Regulation CF

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $295,924.00
Number of Securities Sold: 516,500
Use of Proceeds: Working Capital
Date: December 30, 2022
Offering Exemption Relied On: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $113,000.00
Number of Securities Sold: 45,200
Use of Proceeds: Working Capital
Date: August 16, 2023
Offering Exemption Relied On: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $1,910,861.50
Number of Securities Sold: 547,821
Use of Proceeds: Working Capital
Date: March 31, 2024
Offering Exemption Relied On: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

 Revenue

Revenue in 2022 was $756,918. Revenue in 2023 was $1,489,980.00.

Cost of sales in 2022 was $933,184. Cost of sales in 2023 was $1,966,957.

Gross margins in 2022 were -$176,266. Gross margins in 2023 were $-476,977

Expenses:

The Company's expenses consist of research and development, advertising/marketing, insurance, legal & professional fees, office/G&A, travel, and interest. Expenses in 2023, through December 31, 2023 decreased $472,347 from 2022, going from $1,1,474,123 to $1,001,776. Expenses in 2022 decreased $3,354 from 2021 going from $1,477,477 in 2021 to $1,474,123 in 2022.   The Company has reduced the monthly burn rate by letting go of some consultants during the manufacturing period. Due to more issued patents, the cost of patent attorneys has increased, so has the cost of insurance.

Historical results and cash flows:

The product is still in the R&D phase, and therefore will be capital heavy at the moment. Once there is a minimal viable product, we expect revenues to increase and the cashflow to change. Previously, GACW had private placements, loans, and utilized equity crowdfunding. In the future, we expect license deals and profit generating revenues. Based on all this, we do not believe our company's historical performance is indicative of future results once we have progressed beyond the R&D phase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)

Cash on hand was $81,655 as of December 31, 2023, excluding other assets and accounts receivable. No other loans or lines of credit are currently available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through equity crowdfunding are essential for the continuation of the company, however, if we don't raise the desired amount, GACW does have private investors backing the company as well.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, we consider the funds from this raise necessary to the viability of our company. Approximately 50% of company funds will be from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Current burn rate: $240,000/month. With the cash on hand and the accounts receivable, we are able to operate for about one (1) month. Please see bullet point 2 in our valuation explanation for a description of our anticipated expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

We anticipate being able to operate for about three (3) months if we reach our maximum funding goal. This would entail no increase to our current burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, several companies are willing to buy licenses, offer lines of credit, or directly invest into the company.

Indebtedness

Creditor: Zoltan Kemeny
Interest Rate: 10.0%
Loan Amount: $250,000
Maturity Date: February 28, 2025, See Related Party transactions for details.

Creditor: George Vagujhelyi

Interest Rate: 10.0%

Loan Amount: $250,000 Maturity Date: April 24, 2024 This loan was repaid in 2024.

Related Party Transactions

Name of Entity: Zoltan Kemeny

Names of 20% owners: Zoltan Kemeny

Relationship to Company: Director

Nature/ amount of interest in the transaction: Unsecured Loan of USD $250,000.

 Material Terms: USD $250,000 with a maturity date of February 28, 2025, interest rate of 10% (annually), unsecured.

Valuation

Pre-Money Valuation: $80,235,400

Valuation Details:

GACW set its valuation based on an analysis of the following factors:

1. Five new issued patents for a total of fourteen issued patents. Twenty-one additional patents are pending in the United States. The Company's patent strategy is focused on (a) filing of a patent application with the US authorities, and (b) filing a PCT application, which provides a placeholder application in 153 countries. The PCT application provides coverage for 18 months by which time the Company must initiate the application for a full patent application in each nominated country where we seek protection.

The Company has assembled a patent portfolio of fourteen (14) issued patents - 9,399,370, 10,987,969, 10,987,970, 10,987,971, 11,173,744, 11,279,170, 11,135,871, 11,325,417, 11,458,759, 11,458,760, 11,544,606, 11,565,552, 11,590,795, and D960,084 - related to "Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has 76 PCT applications filed.

2. 2024 estimated revenue of $170,000

The Company projects sales in two or three separate mine locations for a total of 18 tires at an average price of an average of $150,000 for a total of $2,700,000. The Company anticipates receiving an additional $170,000 from an outstanding order. The Company also projects costs of goods sold at $616,000, operating expenses of $3,300,000, EBITDA of ($1,160,000M), and net income of ($1,180,000).It is possible that final orders concerning these sales are not approved, and if not, these order values will not occur. It may also come to pass that collection on outstanding orders may not occur. All summarized expenses may be subject to changes, based on sales, corporate needs, decisions, and market forces impacting decision making.

 3.   Purchase order outstanding in the sum of $170,000.

   4. GACW has attracted the attention of some major international mining supplying companies that may be interested in license deals or even further cooperation. These companies have the network and the

potential to supply to the entire mining industry globally.

5   Successful previous raise which resulted in a $56,000,000 post-money valuation.

6   Softwheel, a private company based in Israel, has a similar technology pursuing automotive and wheelchair applications. In 2018, Softwheel raised $25 million with valuation of $140 million. (Source: calcalistech.com).

7   Company has previously raised over $6 million through the sale of equity and convertible notes.

8   GACWs air suspension wheel was listed as one of Time Magazine's 200 best inventions of 2023.

Based on the factors above, GACW believes that it is worth a pre-money valuation of $80M.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock; In making this calculation we have not assumed that:

a. any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

b. any shares reserved for issuance under a stock plan are issued.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD- LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $10,003 we plan to use these proceeds as follows:

Intermediary Service Fees
100%
Fees for certain services provided by DealMaker.

If we raise the overallotment amount of $3,089,138.50, we plan to use these proceeds as follows:

Intermediary Service Fees
8.5%

Marketing
15.0%
Social media, print, video, and press releases

Research & Development
25%
Engineering, design, fabrications, trials, contractors, wages

Insurance
12.0%
Health, liability, and D&O Insurance

Legal & Professional
15.0%
Attorney and Accountant

Operations
18.0%
Contractors, IP, Office Rent/Supplies, Utilities

Travel
6.5%

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https ://www.globalaircylinderwheels.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party' repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at invest.gacw.com

Investing Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in Target Offering Amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.]

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests exceeding its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the newly described Offering Deadline date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GACW Incorporated

(See attached)



GACW Incorporated (the "Company") an Arizona Corporation

Consolidated Financial Statements (Audited) and
Independent Auditor's Report

Year ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
GACW Incorporated

We have audited the accompanying consolidated balance sheets of GACW Incorporated as of December 31, 2023, and the related consolidated statement of operations and comprehensive income, consolidated statement of changes in stockholders' deficit, and consolidated statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of GACW Incorporated as of December 31, 2022, and for the year then ended were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 29, 2024.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of GACW Incorporated as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 5, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 1, 2024

Vincenzo Mongio

GACW INCORPORATED
CONSOLIDATED BALANCE SHEETS (AUDITED)

	December 31, 2023	December 31, 2022
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 81,655	$ 402,983
Start Engine Escrow Receivable	-	51,891
Accounts Receivable, Net of Allowance	22,216	-
Inventory	1,202,846	658,335
Prepaid Expenses	50,697	29,305
Other Receivable - Related Party	-	20,917
Total Current Assets	**1,357,414**	**1,163,431**
Other Assets:		
Deferred Offering Costs	18,050	-
Patents, Net of Accumulated Amortization	708,427	362,409
Software, Net of Accumulated Amortization	-	5,330
Total Other Assets	**726,477**	**367,739**
Total Assets	**$ 2,083,891**	**$ 1,531,170**
Liabilities and Stockholders' Deficit		
Liabilities		
Current Liabilities:		
Accounts Payable	$ 366,249	$ 157,036
Settlement Liability	-	5,000
Due to Officer - Related Party	9,696	26,069
Accrued Interest - Related Party	7,208	3,441
Accrued Payroll	55,214	-
Note Payable - Related Party	500,000	400,000
Convertible Notes Payable - Related Party	6,611	6,611
Future R&D Commitments	742,031	-
Deferred Revenue	850,000	680,000
Total Current Liabilities	**2,537,009**	**1,278,157**
Non Current Liabilities:		
Warrant Liability	-	6,096
Total Non Current Liabilities	**-**	**6,096**
Total Liabilities	**2,537,009**	**1,284,253**
Commitments and Contingencies (Note 11)		
Stockholders' Equity (Deficit)		
Preferred Stock, No Par Value - 10,000,000 Shares Authorized; 9,400,000 Issued and Outstanding, respectively	-	-
Common Stock, No Par Value - 20,000,000 Shares Authorized; 13,148,301 and 12,125,981 Issued and Outstanding, respectively	8,900,346	8,172,390
Additional Paid-In Capital, Net of Offering Costs	267,386	201,230
Accumulated Deficit	(9,613,061)	(8,124,535)
Accumulated Other Comprehensive Loss	4,732	4,732
Total GACW Inc. Stockholders' Equity (Deficit)	**(440,597)**	**253,817**
Non-Controlling Interest Share of Accumulated Deficit	(12,521)	(6,900)
Total Stockholders' Equity (Deficit)	**(453,118)**	**246,917**
Total Liabilities and Stockholders' Equity (Deficit)	**$ 2,083,891**	**$ 1,531,170**

GACW INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

		For the Years Ended		
		December 31, 2023		December 31, 2022
Revenues:				
Revenue	$	1,489,980	$	430,780
Revenue R&D		-		326,138
Total Revenues	$	1,489,980	$	756,918
Cost of Sales				
Cost of Sales	$	-	$	933,184
Cost of Sales R&D		1,966,957		-
Total Cost of Sales	$	1,966,957	$	933,184
Gross Profit	$	(476,977)	$	(176,266)
Operating Expenses:				
Advertising and Marketing	$	22,401	$	85,701
Legal and Professional		248,337		768,399
Selling, General and Administrative		345,073		163,801
Payroll and Related Expense		146,707		321,571
Stock-Based Compensation		60,060		-
Contractors		169,955		69,066
Research and Development		9,243		65,585
Total Operating Expenses	$	1,001,776	$	1,474,123
Other (Income) Expense:				
Interest Expense	$	10,943	$	308,057
Amortization Expense		19,429		12,864
Depreciation Expense		5,330		-
Other (Income) Expense		(280)		(601)
Finance Expense		-		493,657
Foreign Currency Gain (Loss)		(601)		100
Total Other (Income) Expense	$	34,821	$	814,077
Loss from Continuing Operations Before Income Taxes	$	(1,513,574)	$	(2,464,466)
Provision for Income Taxes		-		-
Net Loss	$	(1,513,574)	$	(2,464,466)
Net Loss Attributed to Non-Controlling Interest		(5,715)		(3,590)
Net Loss Attributed to GACW Inc. Shareholders		(1,507,859)		(2,460,876)
Other Comprehensive Loss, Net of Tax				
Other Comprehensive Income Attributed to Non-Controlling Interest		-		4,092
Total Other Comprehensive Loss	$	-	$	4,092
Total Comprehensive Loss	$	(1,513,574)	$	(2,460,374)


GACW INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022


	Preferred Stock, No Par Value		Common Stock, No Par Value		Common Stock
	Shares	Amount	Shares	Amount	to be Issued
Balance on January 1, 2022	**9,400,000**	**$ -**	**7,079,423**	**$ 4,092,367**	**$ 31,050**
Common Shares Issued as Compensation	-	-	78,428	3,000	(30,750)
Common Shares Issued for Cash	-	-	878,679	457,174	-
Common Shares Issued for Cash - Start Engine	-	-	1,756,465	2,912,440	-
Common Shares Issued for Exercise of Warrants	-	-	250,000	131,470	-
Common Shares Issued for Conversion of Debt	-	-	168,932	81,982	-
Common Shares Issued in Conjunction with Repayment of Debt	-	-	1,914,054	493,657	-
Stock-Based Compensation - Options	-	-	-	-	-
Extinguishment of Warrant Liability	-	-	-	-	-
Other Comprehensive Income	-	-	-	-	-
Foreign Currency Translation Adjustment	-	-	-	-	-
Net Loss	-	-	-	-	-
Balance on December 31, 2022	**9,400,000**	**$ -**	**12,125,981**	**$ 8,172,090**	**$ 300**
Stock-Based Compensation - Options	-	-	-	-	-
Extinguishment of Warrant Liability	-	-	-	-	-
Common Shares Issued for Cash	-	-	98,035	177,242	-
Common Shares Issued for Exercise of Warrants	-	-	916,500	533,276	-
Common Shares Issued as Compensation	-	-	7,785	17,738	(300)
Foreign Currency Translation Adjustment	-	-	-	-	-
Net Loss	-	-	-	-	-
Balance on December 31, 2023	**9,400,000**	**$ -**	**13,148,301**	**$ 8,900,346**	**$ -**

GACW INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Deficit
Balance on January 1, 2022	**$ 34,784**	**$ 640**	**$ (5,669,649)**	**$ (3,310)**	**$ (1,514,118)**
Common Shares Issued as Compensation	-	-	-	-	(27,750)
Common Shares Issued for Cash	-	-	-	-	457,174
Common Shares Issued for Cash - Start Engine	-	-	-	-	2,912,440
Common Shares Issued for Exercise of Warrants	-	-	-	-	131,470
Common Shares Issued for Conversion of Debt	-	-	-	-	81,982
Common Shares Issued in Conjunction with Repayment of Debt	-	-	-	-	493,657
Stock-Based Compensation - Options	59,479	-	-	-	59,479
Extinguishment of Warrant Liability	106,967	-	-	-	106,967
Other Comprehensive Income	-	4,092	-	-	4,092
Foreign Currency Translation Adjustment	-	-	5,990	-	5,990
Net Loss	-	-	(2,460,876)	(3,590)	(2,464,466)
Balance on December 31, 2022	**$ 201,230**	**$ 4,732**	**$ (8,124,535)**	**$ (6,900)**	**$ 246,917**
Stock-Based Compensation	60,060	-	-	-	60,060
Extinguishment of Warrant Liability	6,096	-	-	-	6,096
Common Shares Issued for Cash	-	-	-	94	177,336
Common Shares Issued for Exercise of Warrants	-	-	-	-	533,276
Common Shares Issued as Compensation	-	-	-	-	17,438
Foreign Currency Translation Adjustment	-	-	19,333	-	19,333
Net Loss	-	-	(1,507,859)	(5,715)	(1,513,574)
Balance on December 31, 2023	**$ 267,386**	**$ 4,732**	**$ (9,613,061)**	**$ (12,521)**	**$ (453,118)**

GACW INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS (AUDITED)

		For the Years Ended		
		December 31, 2023		December 31, 2022
OPERATING ACTIVITIES				
Net Loss	$	(1,513,574)	$	(2,464,466)
Adjustments to reconcile net loss to net cash used in operating activities:				
Amortization	$	19,428	$	12,864
Finance Expense Paid in Common Stock		-		493,657
Stock Based Compensation		77,498		62,479
Depreciation		5,330		-
Accrued Interest - Related Party		3,767		-
Changes in operating assets and liabilities:				
Refundable Tax Credit		-		711
Stock Escrow Receivable		51,891		4,063
Accounts Receivable		(22,216)		-
Inventory		(544,511)		171,559
Prepaid Expense		(21,392)		8,430
Other Receivable - Related Party		20,917		6,410
Deferred Offering Costs		(18,050)		-
Accounts Payable		209,213		(847,923)
Settlement Liability		(5,000)		(75,000)
Due to Officer - Related Party		(16,373)		-
Accrued Liabilities		55,214		(36,454)
Future R&D Commitments		742,031		-
Deferred Revenue		170,000		503,600
Related Party Advances		-		14,930
Net Cash Flows used in Operating Activities	$	(785,827)	$	(2,145,140)
INVESTING ACTIVITIES				
Purchase of Intangible Assets		(365,446)		(18,551)
Net Cash Flows from Investing Activities	$	(365,446)	$	(18,551)
FINANCING ACTIVITIES				
Proceeds from the Sale of Common Stock		710,612		3,470,334
Proceeds from Note Payable - Related Party		500,000		400,000
Repayment of Notes Payable - Related Party		(400,000)		(1,389,716)
Net Cash Flows from Financing Activities	$	810,612	$	2,480,618
Change in Accumulated Other Comprehensive Income		-		4,092
Foreign Currency Translation Adjustment		19,333		5,990
Net change in cash	$	(321,328)	$	327,009
Cash and Equivalents at the beginning of the year		402,983		75,974
Cash and Equivalents at the end of the year	$	81,655	$	402,983

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Conversion of Notes Payable and Accrued Interest into Common Stock	$	-	$	81,982
Increase (Decrease) in Warrant Liability for FX Warrants	$	(6,096)	$	(106,967)
Interest Paid	$	7,133	$	302,965

NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS

GACW Incorporated (the "Company") was incorporated on November 26, 2019 under the laws of the State of Arizona, and is headquartered in Chandler, Arizona. The Company operates under the name Global Air Cylinder Wheels. GACW is an engineering company developing the suspension wheel for off the road mining vehicles. GACW has teamed up with experts in the field of suspension, steel manufacturing and treads and relies on over 200 years of combined engineering experience. The Air Suspension Wheel ® replaces rim, rubber tire and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. It is designed to cope with up to 50% lateral side load, making it more stable and safer than rubber tires in sharp corners.

Canadian Air Cylinder Wheel ("CACW) was incorporated on December 23, 2019 in the Country of Canada. CACW Company is a subsidiary of the Company and exists to provide operational support.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of GACW (Global Air Cylinder Wheels) Incorporated and subsidiary (collectively "the Company") is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31. The consolidated financial statements include the accounts of the Company, and its 96% owned subsidiary, after elimination of significant intercompany balances and transactions.

Estimates

Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of deposits for wheel production; no inventory was on hand as of December 31, 2023 or 2022. The Company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2023 and 2022.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Patents

Patents are recorded at cost and once issued, are amortized over the useful life of the patent, typically 17 years. Unissued patents are not amortized but reviewed annually for impairment.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $22,179 and $85,559 for the years ended December 31, 2023 and 2022, respectively, and are included in the general and administrative expense line item in the consolidated statements of operations.

Revenue recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from contracts with Customers". Under this guidance, we contemplate and account for the five different steps that are necessary to analyze and account for revenue. Those are the following:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue consists of product sales of air suspension wheels. Revenue is recognized when the items are delivered to customers. Customer payments are generally invoiced before delivery and charged prior to delivery. Revenue is recorded under income when all goods/services have been delivered to its customers. Revenue is presented net of returns and discounts.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value. The Company issued stock warrants during 2021 and no issuances in 2022. As the warrants were issued in CAD, per ASC 815, these warrants were determined to be a liability and excluded from equity. These were valued using the Binomial option pricing model and were calculated using level three inputs. The following table shows balance sheet accounts measured on a recurring basis as of December 31, 2023 and 2022.

Deferred offering costs

Deferred offering costs represent legal, accounting and other direct costs related to a round of equity sales, which has not closed. As of December 31, 2023, the Company recognized $18,050 in deferred offering costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's consolidated financial statements.

NOTE 3 – INTANGIBLE ASSETS

Patents

During the year ended December 31, 2020, the Company purchased a group of 29 patents for $361,210 in shares and warrants. As of December 31, 2023, there were multiple patents which were granted and being amortized. Once issued, patents are amortized over the remaining life of the patent. These patents were pledged as collateral to Wheels Investment, LLC for the secured note as described in Note 4. As the note was fully paid and converted in 2022, the patents are no longer pledged as collateral.

Patents consist of the following on December 31:

	2023	2022
Patent Costs	$ 754,207	$ 379,761
Accumulated Amortization	(54,133)	(17,352)
Patent Costs, Net	**$ 700,074**	**$ 362,409**

Amortization expense for the years ended December 31, 2023 and 2022 was $36,781 and $12,864, respectively.

NOTE 4 – DEBT

On November 8, 2022, the Company entered into a note payable with a related party for a total principal amount of $400,000 with an interest rate of 6% per annum based on a 360-day year. The maturity date was no later than 180 days after the date of execution. This note along with accrued interest of $7,133 was repaid on February 28, 2023.

As of December 31, 2023 and 2022, the Company was indebted to a related party for a total of $6,611. This loan amount is non-interest bearing and due upon demand. The balance is outstanding as of December 31, 2023.

During 2023, the Company entered into a loan agreement with its CEO for a principal amount of $250,000 with an interest rate of 6% per annum based on a 360-day year and a maturity date of July 1, 2024. This loan had total accrued interest of $2,417 as of December 31, 2023. During 2024, the Company was loaned an additional principal amount of $800,001. The terms of the loan were subsequently amended to become due on demand with no set maturity date. Refer to Note 13 for subsequent events.

During 2023, the Company entered into a loan agreement with a shareholder of the Company for a principal amount of $250,000 with an interest rate of 10% per annum based on a 360-day year and a maturity date of April 20,2024. This loan had total accrued interest of $4,792 as of December 31, 2023. This loan was repaid during 2024. Refer to Note 13 for subsequent events.

NOTE 5 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with investment funds obtained from crowdfunding campaigns and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 6 – EQUITY

Common Stock

At both December 31, 2023 and 2022, the Company has no par value, 20,000,000 shares of common stock authorized, with 13,148,301 and 12,125,981 shares issued and outstanding, respectively.

During 2021, the Company issued 2,229,027 shares of common stock for cash proceeds of $1,471,160 and an additional 952 shares to be issued in the amount of $300. The Company issued 18,000 shares of common stock for services valued at $9,000 and an additional 76,713 shares to be issued valued at $30,750. 100,000 shares of preferred stock were converted to 103,000 shares of common stock; and the 151,842 shares to be issued valued at $59,307 was issued during 2021. The Company issued 10,000 shares of common stock to be issued valued at $5,000. During 2021, 100,000 warrants valued at $50,000 were exercised for 100,000 common shares. As described in Note 12, the Company cancelled 319,761 common shares and issued 309,763 common shares as a result of a settlement with a former employee.

During 2022, the Company issued 2,635,144 shares of common stock for cash proceeds of $3,369,615. The Company issued 1,715 shares of common stock for services valued at $3,000 and 76,713 shares of common stock to be issued valued at $30,750 was issued during 2022. The Company issued 168,932 shares of common stock for note conversion. 250,000 warrants valued at $131,470 were exercised for 250,000 common shares. Also 1,914,054 common shares were issued in conjunction with repayment of debt.

During 2023, the Company issued 98,305 shares of common stock for cash proceeds of $177,242. Additionally, holders of warrants exercised 916,500 shares of warrants and paid cash proceeds of $533,276 to the Company. The Company also issued 7,785 shares of common stock as payment for services valued at $17,438.

Preferred Stock

The Company has 10,000,000, no par value shares of preferred stock authorized at both December 31, 2023 and 2022. During the year ended December 31, 2023, there were no preferred stock transactions occurred. As of December 31, 2023, the Company had 9,400,000 preferred shares issued and outstanding.

In 2021, the Company converted 100,000 preferred shares to 103,000 common shares as part of settlement with a former employee. A settlement agreement was reached in the amount of $17,500 to be paid during 2022 and 200,000 warrants. As of December 31, 2021, the Company had 9,400,000 preferred shares issued and outstanding.

GACW INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

NOTE 6 – EQUITY (CONTINUED)

Stock Options

During 2020, the Company issued the 2020 Stock Option Plan, which a share of common stock may be purchased upon exercise of an option will be determined by the committee but will not be less than 100% of the Fair Market Value of a share of common stock on the date such option is granted. During the years ended December 31, 2023 and 2022, the Company did not issue any additional stock options. At December 31, 2023 and 2022, there were vested stock options of 707,188 and 492,500, respectively.

The Company utilizes the Black Scholes option model to value the share price of the Company's common stock, which the Company uses to value the options issued. The Black Scholes option model resulted in stock-based compensation expense associated with vesting options of $60,060 and 61,901 as of December 31, 2023 and 2022, respectively. At December 31, 2023 $27,046 of unrecognized stock compensation cost is expected to be recognized during 2024.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2022	1,005,000	$ 0.344	10.66
Granted	-	$ -	
Exercised	-	$ -	
Expired/cancelled	(206,250)	$ 0.315	
Total options outstanding, December 31, 2022	798,750	$ 0.351	11.45
Granted	-	$ -	
Exercised	-	$ -	
Expired/cancelled	-	$ -	
Total options outstanding, December 31, 2023	798,750	$ 0.351	10.45
Options exercisable, December 31, 2023	707,188	$ 0.356	5.00

The following is an analysis of nonvested options to purchase shares of the Company's

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2022	646,250	-
Granted	-	$ -
Vested	(222,813)	$ -
Forfeited	(117,187)	$ -
Nonvested options, December 31, 2022	306,250	$ -
Granted	-	$ -
Vested	(214,688)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2023	91,562	$ -

12

NOTE 6 – EQUITY (CONTINUED)

Warrants

In accordance with ASC guidance Topic 815 "Derivatives and Hedging," and ASC Topic 830 "Foreign Currency Translation," the warrants with a Canadian Dollar exercise price are considered not to be indexed to the Company's own stock as the Company's reporting and functional currency is set in USD. All warrants (with the Canadian Dollar exercise price) were re-classified as liability at date of issuance and revalued at December 31, 2022 and 2021. The fair

value of the warrants was measured on December 31, 2022, using the Binomial option pricing model using the following assumptions:

	For the Year Ended December 31, 2022
Forfeiture Rate	0%
Stock Price	$.40 per share
Exercise Price	$.50 to $1.00 per share
Share Volatility	0.54%
Risk Free Interest Rate	7.00%
Expected Life	.2 years
Expected Divident Rate	0%
Fari Value of Warrants	$6,096

The breakdown of the warrants (issued in Canadian Dollar) outstanding as of December 31, 2022 are detailed below. None remained outstanding as of December 31, 2023.

Warrants Outstanding as of December 31, 2022	Remaining Contractual Life Term as of December 31, 2022
53,750	.2 Years

During the year ended December 31, 2022, $106,967 was reclassified from additional paid in capital to warrant liability for an ending balance of $6,096. As a result of the fair market valuation utilizing the Binomial option pricing method, an additional $0 warrant liability was recorded. During the year ended December 31, 2022, 0 warrants issued in Canadian Dollar were exercised and 0 have expired. All remaining warrants issued in Canadian Dollar expired during 2023 and the remaining warranty liability was reclassified to additional paid in capital.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price		Number Outstanding	Expiration Date
$	2.50	16,600	12/30/2024
		16,600	

NOTE 6 – EQUITY (CONTINUED)

Warrants (Continued)

A summary of the warrant activity for the years ended December 31, 2023 and 2022 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2022	2,942,521.00	0.65	1.08	-
Grants	430,125	0.785	1.00	-
Exercised	(350,000.00)	0.522	1.00	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	3,022,646	0.785	1.00	-
Grants	16,600.00	-	1.00	-
Exercised	(906,500.00)	-	1.00	-
Canceled	(2,116,146.00)	-	1.00	-
Outstanding at December 31, 2023	16,600	2.500	1.00	-
Vested and expected to vest at December 31, 2023	16,600	2.500	1.00	-
Exercisable at December 31, 2023	16,600	2.500	1.00	-

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has a subsidiary, CACW based in Canada. To date there has been only operating expense and intercompany contribution activity in the related subsidiary.

A Director of the Company is also the Wheels Investment, LLC managing member which would classify Wheels Investment, LLC as a related party.

On November 08, 2022, the Company entered into the promissory note agreement with a Director. The balance of this loan was $400,000 as of December 31, 2022 and the Company paid the note in full during 2023.

On July 18, 2018, the Company entered into a secured loan agreement with Wheels Investment, LLC ("Wheels). The balance of this loan was $1,000,000 as of December 31, 2019. The loan was amended and the accrued interest was capitalized on November 20, 2020. The balance of this loan was $1,389,980 as of December 31, 2020. During 2021, $166,766 in interest- only payments were accrued and paid. The balance of this loan was $1,389,980 as of December 31, 2021. During 2022, the Company paid the principal and interest in full.

During 2023, the Company entered into two loan agreements with related parties. One of the loans was with the CEO for $250,000 and the other with a shareholder for $250,000. Refer to Note 4 for the details on those loans.

NOTE 8 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

NOTE 8 – INCOME TAXES (CONTINUED)

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2019 are open for inspection. The Company is also required to file taxes in the State of Arizona.

The Company currently has a tax net operating loss of approximately $9,600,000 for which it may receive future tax benefits. However, as of December 31, 2023, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and Arizona rate of 4.9%, the deferred tax asset is approximately $2,500,000 and the valuation allowance is $2,500,000 which nets to a deferred tax asset of $0 as of December 31, 2023. The deferred tax asset and valuation allowance as of December 31, 2022 is approximately $2,100,000 representing a change of approximately $400,000 on the allowance from 2022 to 2023.

	December 31, 2023	December 31, 2022
Net operating loss carryforward	$ 9,589,617	$ 8,065,056
Total net operating loss carryforwards	9,589,617	8,065,056
Deferred tax asset on NOL	2,483,711	2,088,850
Less: Valuation allowance	(2,483,711)	(2,088,850)
Deferred tax asset, net	$ -	$ -

NOTE 9 – RISKS AND UNCERTAINTIES

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

During 2022, a settlement agreement was reached in the amount of $80,000 and payment was made in full.

During 2021, a settlement agreement was reached which resulted in the cancellation of 310,761 shares of common stock and the issuance of 309,763 shares of common stock. Furthermore, 37,500 options of Common Stock were issued and redeemable at $.315 per share and these options were forfeited in 2022.

During 2021, a settlement agreement was reached in the amount of $340,000 with a vendor and, during 2022, the settlement amount was paid in full.

NOTE 10 – REVENUE RECOGNITION

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from contracts with Customers". Under this guidance, we contemplate and account for the five different steps that are necessary to analyze and account for revenue. Those are the following:
   Step 1: Identify the contract(s) with customers
   Step 2: Identify the performance obligations in the contract
   Step 3: Determine the transaction price
   Step 4: Allocate the transaction price to performance obligations
   Step 5: Recognize revenue when or as performance obligations are satisfied

NOTE 10 – REVENUE RECOGNITION (CONTINUED)

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue consists of product sales of air suspension wheels. Revenue is recognized when the items are delivered to customers. Customer payments are generally invoiced before delivery and charged prior to delivery. Revenue is recorded under income when all goods/services have been delivered to its customers. Revenue is presented net of returns and discounts.

For the year ended December 31, 2023, 100% of revenue was from one customer and $1,489,980 was recognized as revenue from that customer. For the year ended December 31, 2022, 100% of revenue was from two customers and $756,918 was recognized as revenue from those two customers.

The Company recognized deferred revenue for deposits it received for projects that were not yet completed during the year and these amounts totaled $850,000 and $680,000 for the years ended December 31, 2023 and 2022, respectively.

Performance Obligations

The Company earns revenue from the production and delivery of its wheels. This process involves the manufacturing and delivery of the wheel and also providing the subsequent repair, enhancement and modifications necessary to bring the wheel to its final operating condition. Currently, the Company is in research and development and is developing wheels into their final working conditions. Since the Company is still in research and development, each sale of a wheel requires subsequent expenses to be incurred as needed to repair, enhance or modify the wheel until in its final operating form.

During 2023, the Company also entered into a patent license and know how transfer agreement in exchange for fees totaling $1,489,980. The Company was required to provide the purchaser with patent details and a know-how list. These were submitted and the revenue was deemed earned as of December 31, 2023.

Judgments and Estimates

The Company's arrangements to produce and sell wheels include several performance obligations which are satisfied over a period of time, with milestones occurring throughout the period of time. As a result, the transaction price of a sale is allocated to the satisfaction of each performance obligation and requires an estimate of the amount of revenue that is recognized for each performance obligation. To do so, once the wheel has been manufactured and the cost of inventory is determined, the Company evaluates potential future costs using historical data that has been accumulated from prior projects and develops an estimate of future costs. The costs of the inventory and estimated future costs are then used to determine the allocation of the sales transaction price for revenue recognition. Estimates of future costs are periodically revised to adjust for historical results and expertise obtained in the development of the wheels, which is expected to reduce the amount of future costs.

Costs to Obtain or Fulfill a Contract

The new revenue recognition standard requires the capitalization of certain incremental costs of obtaining a contract. These typically are represented by commission expenses. Prior to the Company's adoption of the new revenue standard, commission expenses would be recognized in the period incurred. Under the new revenue recognition standard, the Company is required to recognize these expenses over the period of benefit associated with these costs. This results in a deferral of certain commission expenses each period. There were no deferred commissions related to contracts that were or were not completed prior to December 31, 2023 or 2022. The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company evaluates its business transactions and agreements during the course of business to identify whether any contingencies or commitments exist which would give rise to the recognition of a loss or liability. The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations and does not have any long-term commitments or guarantees.

Estimated Future Warranty Obligations

The Company earns revenue from the production and delivery of its wheels. This process involves the manufacturing and delivery of the wheel and also providing the subsequent repair, enhancement and modifications necessary to bring the wheel to its final operating condition. Currently, the Company is in research and development and is developing wheels into their final working conditions. Since the Company is still in research and development, each sale of a wheel requires subsequent expenses to be incurred as needed to repair, enhance or modify the wheel until in its final operating form.

Once a wheel has been manufactured and the cost of inventory is determined, the Company evaluates potential future costs using historical data that has been accumulated from prior projects and develops an estimate of future costs. These costs are then recorded as an estimated future warranty obligation and the amount is reviewed and remeasured at each reporting period for accuracy and completeness. As of December 31, 2023, the Company estimated future warranty obligations to be $742,031.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 29, 2024, which is the date these consolidated financial statements were available to be issued. The Company has determined that it does not have any material subsequent events to disclosed in these consolidated financial statements other than those described below.

The Company fully paid $400,000 of related party loan on February 27, 2023 including $7,123.33 in interest.

In December of 2023, the Company started a crowdfunding campaign that closed in May of 2024. The Company raised a total of $1,792,385 from the sale of 547,821 shares of common stock.

During 2024, the Company entered into additional short-term loans with its CEO totaling $800,001. These loans have different maturity dates that are all within one year of the loan date and carry an interest rate of 6%.

During 2024, the Company entered into several short-term loans with a Director for a total of $200,000. One of the loans is for $100,000 carries an interest rate of 6% per annum based on a 360-day year and a maturity date of 180 days from the date of the loan. The second loan is for $100,000 carries an interest rate of 7% per annum based on a 360-day year and a maturity date of November of 2024.